Mail Stop 6010

August 23, 2007

Timothy S. Nelson
President and Chief Executive Officer
MAP Pharmaceuticals, Inc.
2400 Bayshore Parkway, Suite 200
Mountain View, CA 94043

       Re: MAP Pharmaceuticals, Inc.
                Registration Statement on Form S-1, Amendment 2
                Filed August 20, 2007
                File No. 333-143823

Dear Mr. Nelson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. We note your response to comment 2. Where you discuss MAP0005 and MAP0001 on pages 2, 50, and 57, please disclose the following:

   - The countries in which you conducted (or will conduct) clinical trials.
   - You have not yet filed INDs for these products with the FDA.
   - You must file INDs prior to beginning subsequent clinical trials.

- Filing an IND could delay or stop the drug candidates' development.
- Discuss how it will be permissible to conduct a phase 2a trial on MAP0005 even though you apparently have not yet conducted a phase 1 trial on this product candidate.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:　　Patrick A. Pohlen
　　　　Latham & Watkins LLP
　　　　140 Scott Drive
　　　　Menlo Park, CA 94025